1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3460 Main +1 202 261 3333 Fax www.dechert.com Philip T. Hinkle philip.hinkle@dechert.com +1 202 261 3460 Direct +1 202 261 3333 Fax

March 24, 2023

VIA EDGAR

Ms. Ashley Vroman-Lee

Kenneth Ellington

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Oxford Park Income Fund, Inc. File Nos. 333-268966; 811-23847

Dear Ms. Vroman-Lee:

This letter responds to comments issued by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) in a letter dated January 20, 2023 relating to the registration statement filed on Form N-2 (the “Registration Statement”) under the Securities Act of 1933, as amended (“Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), filed with the SEC on December 22, 2022 on behalf of Oxford Park Income Fund, Inc. (the “Fund”). The Fund has considered your comments and has authorized us to make the responses and changes discussed below to the Registration Statement on its behalf.

Concurrently with this letter, the Fund is filing Pre-Effective Amendment No. 1 to its Registration Statement (the “Amended Registration Statement”), which reflects the disclosure changes discussed below. Capitalized terms have the meanings attributed to such terms in the Amended Registration Statement.

On behalf of the Fund, set forth below are the comments of the Staff along with our responses to or any supplemental explanations of such comments, as requested.

prospectus

Legal Comments

1.	Comment: In the principal risk disclosure, please include credit risk related to the CLO tranches of debt, as well as risks related to their use of warehouse facilities and corporate credit, or explain to us why no additional disclosure is necessary. (page 1)

Response: The Fund has revised the disclosure on pages 4 and 5 of the Amended Registration Statement in response to the Staff’s comment.

March 24, 2023 Page 2

While the Fund has revised the Summary Risk Factors in the Amended Registration Statement to more specifically address the risks related to these investments, the Fund respectfully advises the Staff that the risk factors titled “Risks Related to CLOs” (see pages 29-30) and “Risks Related to CLO Structure” (see page 30 and the corresponding Summary Risk Factors), as well as the CLO related risk factors on pages 29-43 of the Registration Statement, discuss risks related to the Fund’s investments in both the equity and junior debt of CLO vehicles. In addition, the Fund also respectfully advises the Staff that the risk factor titled “Warehoused Investments” (page 40) discusses risks related to the Fund’s investments in warehouse facilities. The Fund has revised the Amended Registration Statement to include a summary of such risks in the principal risk disclosure on page 5 of the Amended Registration Statement. The Fund also respectively advises the Staff that the risk factors titled “Credit Risk” (page 5 and pages 37-38), “Interest Rate Risks” (page 5 and 37) and “Market Risks” (page 5 and 36) summarize the risks related to corporate credits in which the Fund may invest, in addition to risks related to investments in CLO equity and junior debt securities. The Fund has revised the disclosure in the Amended Registration Statement to clarify that such risks apply to corporate credits as well as CLO equity and debt.

2.	Comment: Under the heading, “Oxford Park Management,” the disclosure says the Adviser will manage and monitor a “diversified” portfolio. However, the disclosure elsewhere in the prospectus indicates that, for purposes of the 1940 Act, the Fund will be classified as “non-diversified.” To avoid potential investor confusion, please use a term other than “diversified” to describe this concept. (page 2)

Response: The Fund has revised the disclosure on page 2 of the Amended Registration Statement in response to the Staff’s comment.

3.	Comment: Under the heading, “CLO Structural Elements,” the disclosure says, “CLO equity and junior debt investments allow investors to gain exposure to the Senior Loan market on a levered basis without being structurally subject to mark-to-market price fluctuations of the underlying loans.” Please describe levered debt and disclose the range of CLO leverage ratios in the Fund’s portfolio. (page 3)

Response: The Fund has revised the disclosure on pages 1, 3, 21 and 30 of the Amended Registration Statement in response to the Staff’s comment.

4.	Comment: Under the heading, “Leverage,” please clarify the types of shares the Fund will issue. Please disclose whether the Fund will be issuing preferred stock within the first year from the effective date of the registration statement. If the Fund plans to issue preferred shares, please include applicable disclosure and fees in the “Summary of Fees and Expenses” table and elsewhere in the registration statement, where applicable. (page 7)

Response: The Fund confirms that it does not intend to issue preferred stock within one year from the effective date of the Registration Statement. As a result, the Fund does not believe any revisions to the disclosure on page 7 of the Amended Registration Statement and the related risk disclosure under the heading “Risks Related to the Fund’s Business and Structure—Use of Leverage: Risk of Borrowing by the Fund”, which describe the general types of leverage the fund could potentially use and their related risks, are necessary at this time.

March 24, 2023 Page 3

5.	Comment: Under footnote (5) in the “Summary of Fees and Expenses” table, please remove the word “realized” immediately preceding capital gains, as the 1940 Act does not permit the adviser to take an incentive fee on any capital gains, whether realized or unrealized. (page 16)

Response: The Fund has revised the disclosure on page 17 of the Amended Registration Statement in response to the Staff’s comment.

6.	Comment: Under the heading, “Use of Proceeds,” disclosure says the Fund currently anticipates being able to invest any proceeds from the sale of its Shares within three to nine months of receipt of such proceeds. If the delay stretches beyond three months, describe the reasons for and consequences of the delay. See Item 7.2 and Guide 1 to Form N-2. (page 19)

Response: The Fund anticipates being able to invest any proceeds from the sale of its Shares within three months of receipt of such proceeds. The Fund has revised the disclosure on pages 16 and 20 of the Amended Registration Statement accordingly in response to the Staff’s comment.

7.	Comment: Under the heading, “Investment Objective,” below investment grade securities are disclosed. Please include applicable disclosure that the Fund will be investing in them. (page 20)

Response: The Fund has revised the disclosure on pages 1 and 21 of the Amended Registration Statement in response to the Staff’s comment.

8.	Comment: Under the heading, “Exposure to Foreign Markets,” disclosure says the Fund will invest in securities issued by foreign entities. Please include any applicable risk disclosure related to this investment. (page 37)

Response: The Fund has revised the disclosure on pages 38-29 of the Amended Registration Statement in response to the Staff’s comment.

9.	Comment: Under the heading, “Investment Personnel,” please disclose which portfolio managers are jointly and primarily responsible for the day-to-day management of the Fund. See Instruction to Item 9.1.c of Form N-2. (page 48)

Response: The Fund has revised the disclosure on pages 50 and S-10 of the Amended Registration Statement in response to the Staff’s comment.

10.	Comment: Under the heading, “Repurchases of Shares:”

a.	Disclosure says repurchases of shares “will generally be paid in cash.” Please disclose that this cash will be paid in full within five business after the repurchase offer deadline. See Release No. IC-19399 (April 7, 1993) (“In effect, [an interval fund] would have ... up to seven days after that in which to pay repurchase proceeds – just as open-end companies or closed-end companies making issuer tender offers now have seven days in which to make payment.”)

March 24, 2023 Page 4

Response: The Fund respectfully advises the Staff that it does not intend to operate as an interval fund and therefore does not intend to comply with Rule 23c-3 under the 1940 Act in connection with its share repurchases. As disclosed in more detail under the heading “Repurchases of Shares” in the Amended Registration Statement, the Fund confirms that repurchases of Shares will generally be paid in cash and the Fund also confirms that such payment will be made as soon as possible following the determination of the net asset value per share for the relevant Valuation Date, which generally would be within five business days.1

b.	Please confirm that the Fund does not contemplate issuing a “promissory note” in lieu of paying cash within five business days.

Response: The Fund confirms that it does not contemplate issuing a promissory note in lieu of paying cash in connection with any repurchases of Shares.

c.	Please revise the disclosure to specify that the Fund will disclose the final dollar amount of the offer consideration no later than the repurchase offer deadline, that the Fund will compute current NAV per share during the term of each repurchase offer no less frequently than weekly, and daily on the five business days preceding a repurchase offer deadline, and that the fund will disclose in the offer to purchase the means by which shareholders may access this information. See Rule 13e-4(d)(1)(i) and Rule 14d-100, Item 4, which references Item 1004(a) of Regulation M-A. (page 57)

Response: The Fund respectfully advises the Staff that it does not intend to operate as an interval fund and therefore does not intend to comply with Rule 23c-3 under the 1940 Act in connection with its share repurchases. The Fund intends to operate as a continuously offered tender offer fund and conduct its share repurchases in accordance with Rule 13e-4 under the 1940 Act. Unlike 23c-3, Rule 13e-4 does not require the Fund to compute current NAV per share weekly during the term of a repurchase offer or daily on the five business days preceding a repurchase offer deadline. The Fund confirms that it will comply with the requirements of Rule 13e-4 under the Securities Exchange Act of 1934 in conducting its share repurchases, including filing a Schedule TO with the SEC that includes the disclosure required under Item 1004 of Regulation M-A.

1 The Fund respectfully refers the Staff to the guidance it has issued throughout the registered-closed end fund industry regarding “prompt payment” under Securities Exchange Act of 1934 Rule 13e-4, which states that the Staff would not object when payment is made by such closed-end fund as much as 60 or 65 days after the expiration of the tender offer. See, e.g., Response to Staff Comment Letter re:  iCapital KKR Private Markets Fund, et al.; File No. 811-22963, as filed with the Commission on June 8, 2022, Comment #10 (“[P]lease clearly disclose from the outset that the fund will not make full payment later than 65 days after the last day shares may be tendered by that repurchase offer . . .”.); Response to Staff Comment Letter re:  Carlyle AlpInvest Private Equity Opportunities Fund; File Nos. 333-264983, 811-23805, as filed with the Commission on July 13, 2022, Comment #53 (“Please clearly disclose at the outset of the repurchase disclosure, and everywhere else in the prospectus that disclosure appears about repurchase offers, that in no case will the Fund make full payment of all consideration offered in any repurchase offer later than 65 days after the last day that shares may be tendered pursuant to the repurchase offer.”); Response to Staff Comment Letter re:  Star Mountain Credit Opportunities Fund, LP, et al.; File No. 000-56259, as filed with the Commission on May 7, 2021, Comment #12 (“Please revise the disclosure to state that payments will be made within 60 days of the end of the Notice Period. Rule 13e-4(f)(5 requires payment to be made promptly after expiration of the offer, which is the last day that shareholders can withdraw tenders.”). While the Fund does not intend to take this length of time to make such payments, the rationale for providing up to 60 or 65 days under Rule 13e-4 for such a fund to make tender offer payments is primarily due to the illiquid nature of such funds’ investment portfolios, which are commonly comprised of a majority of investments for which market quotations are not readily available, as is expected to be the case with respect to the Fund.

March 24, 2023 Page 5

ACCOUNTING Comments

11.	Comment: If the Fund has commitments to purchase warehoused investments, please include an unaudited special purpose schedule of investments prepared in accordance with Article 12-12 of Regulation S-X that includes all of the warehoused investments that the Fund expects to purchase.

Response: The Fund confirms that it has not made any commitments to purchase warehoused investments.

12.	Comment: Please tell us supplementally the Fund’s method for accounting for offering costs. Please include in your response the literature that supports the accounting.

Response: The Fund confirms that it accounts for offering expenses in accordance with U.S. generally accepted accounting principles. As discussed in ASC 946-20-35-5, offering costs incurred prior to commencement of operations by closed-end funds with a continuous offering period should be accounted for as a deferred charge until operations commence and thereafter are amortized over twelve months on a straight-line basis. The Fund confirms that offering costs will be deferred and thereafter amortized in accordance with the accounting literature.

part c

13.	Comment: Under the heading, Item 30. Indemnification, please provide the undertaking required by Rule 484 of Regulation C of the Securities Act.

Response: The Fund has revised the disclosure on page C-3 of the Amended Registration Statement in response to the Staff’s comment.

general Comments

14.	Comment: Please tell us if you have presented any test the waters materials to potential investors in connection with this offering. If so, we may have additional comments.

Response: The Fund confirms that it has not presented any test the waters materials to potential investors in connection with this offering.

15.	Comment: We note that portions of the filing, including the Fund’s financial statements, are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

Response: The Fund acknowledges the comment. The Fund has completed and updated all information that was in brackets or missing in the Registration Statement and has included all required exhibits.

March 24, 2023 Page 6

16.	Comment: Please confirm in your response letter that FINRA has reviewed the proposed distribution arrangements for the offering described in the registration statement and that FINRA has issued a statement expressing no objections to the arrangements of the offering.

Response: The Fund respectfully advises the Staff that the offering of Shares of the Fund to the public is not subject to FINRA review because it is an exempt offering pursuant to FINRA Rule 5110(h)(2)(L).

17.	Comment: Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the 1933 Act. The amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

Response: The Fund acknowledges the comment.

18.	Comment: Please advise us if you have submitted, or expect to submit, any exemptive application or no-action request in connection with the registration statement.

Response: The Fund advises the Staff on a supplemental basis that it intends to seek exemptive relief from the SEC to issue multiple classes of shares of common stock. The Fund confirms that it has not submitted and does not anticipate submitting a no-action request in connection with the Registration Statement.

*        *        *

March 24, 2023 Page 7

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3460 if you wish to discuss this correspondence further.

Sincerely,

/s/ Philip T. Hinkle
Philip T. Hinkle

cc:	Jonathan H. Cohen, Oxford Park Income Fund, Inc.

Saul B. Rosenthal, Oxford Park Income Fund, Inc.

Harry S. Pangas, Dechert LLP